

Mail Stop 7010

February 26, 2009

via U.S. mail and facsimile

Ira G. Boots, CEO
Berry Plastics Corporation
101 Oakley Street
Evansville, Indiana 47710

> **RE: Berry Plastics Corporation**
> **Form 10-K for the Fiscal Year Ended September 27, 2008**
> **Filed December 16, 2008**
> **Form 10-Q for the Fiscal Quarter Ended December 27, 2008**
> **File No. 33-75706-01**

Dear Mr. Boots:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 27, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 23

Recent Developments, page 25

1. We note your presentation of Adjusted EBTIDA for the thirteen weeks ended
    December 27, 2008 and December 29, 2007, in this section of MD&A in addition to
    your presentation within Liquidity and Capital Recourses. Please provide us with a
    detailed explanation as to why you believe the presentation of Adjusted EBITDA in
    this section is appropriate based on the guidance in Question 10 of the SEC
    "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures."
    If you continue to present this measure outside of the Liquidity and Capital Resources
    section of MD&A and your discussion of your debt covenants, please provide us with
    and revise your disclosures in future filings to include a detailed discussion of the
    purpose for your presentation. If you are presenting this measure as a performance
    measure, please provide us with a detailed explanation as to how you determined this
    measure complies with the guidance in Item 10(e) of Regulation S-K. Please also
    refer to Questions 8 and 9 of the SEC "Frequently Asked Questions Regarding the
    Use of Non-GAAP Financial Measures" for additional guidance. Please also include
    the disclosures required by Item 10(e)(1)(i) of Regulation S-K and Question 8 of the
    SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial
    Measures" when presenting performance measures.

2. Please explain how you determined net income (loss) was the appropriate GAAP
    financial measure for the reconciliation of Adjusted EBITDA on pages 25 and 32.
    Also, the three major categories of the statement of cash flows should be presented
    when a non-GAAP liquidity measure is presented. Refer to Question 12 of the FAQs
    on Non-GAAP Financial Measures.

Acquisitions, Disposition and Facility Rationalizations, page 26

3. We note your statement that you historically achieve significant reductions in
    manufacturing and overhead costs of acquired companies. In future filings, please
    disclose the anticipated cost savings you expected to achieve for each material
    acquisition, including the merger of Old Covalence and Old Berry, and disclose
    whether you have met the anticipated cost savings subsequently.

4. We note that you have implemented a number of restructuring activities during fiscal
    years 2008 and 2007. As these costs have been material to your operating results,
    please provide all of the disclosures required by SAB Topic 5:P.4. For example,
    please disclose the following, as applicable, for each restructuring plan:

- The expected effects on future earnings and cash flows resulting from the exit plan including quantification of the dollar amounts and the period the effects are expected to be realized. Subsequently, disclose whether you have realized the anticipated savings.
- The periods in which material cash outlays are anticipated to be made and the expected source of funding the plan.

<u>Discussion of Results of Operations, page 27</u>

5. In future filings, please quantify the extent to which increases/decreases in volume, prices and/or the introduction of new products attributed to the increase or decrease in net sales and gross profit. In addition, quantify the impact of other factors you identify that contributed to fluctuations in line items included in income from continuing operations. For example, you attribute the increase in gross profit to (a) productivity improvements in the flexible films segment; (b) productivity improvements in the tapes/coatings segment; and (c) increased selling prices, which were partially offset by (d) timing lag of passing through increased raw material costs to customers. Refer to Items 303(A)(3)(i) and 303(A)(3)(iii) of Regulation S-X for guidance.

6. Provide a more detailed analysis of the factors that impact the areas comprising your income from continuing operations, including a complete discussion of known trends or anticipated trends that are and/or may continue to have an impact on net sales, gross profit margins, selling, general and administrative expenses as a percentage of net sales, et cetera, including management's outlook as to the future impact. Your discussion and analysis is to provide investors with sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management. For example, you disclose that the increase in net sales for your rigid open top segment is due to volume growth in various container product lines and thermoformed drink cups without any explanation as to why and whether you expect this trend to continue in future periods. In this regard, you issued a news release on January 19, 2009, announcing a major expansion of thermoforming operations due to customers' increased demand for plastic thermoformed products. The President of the Rigid Open Top segment was quoted as stating the increase in demand is due to consumers choosing lower-priced fast-food restaurants due to the tough economic times. This type of analysis should be included in your explanation of the changes in net sales. Refer to Item 303 of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

7. You have presented operating income as the segment profit measure your CODM uses to make decisions about resources to be allocated to your operating segments and assess performance. However, you have not provided an analysis of your segments based on the profit measure presented in your segment footnote disclosure. In future filings, please include a discussion and analysis of operating income margins for your four reportable segments to allow investors to understand the factors impacting the profit margin your CODM uses in making resource allocations and assessing performance. Refer to Item 303(A) of Regulation S-K for guidance.

Liquidity and Capital Resources, page 30

8. We note that your long-term debt agreements contain certain covenants. We further note your presentation of Adjusted EBITDA as a material component to the leverage ratio required to be met in your senior secured credit facilities. In future filings, please disclose the financial covenants required to be met for each of your debt instruments. This disclosure should include the minimum/maximum ratios and amounts permitted under the financial covenants in addition to the actual ratios and amounts achieved for the current reporting period. This disclosure will allow an investor to easily understand your current status in meeting your financial covenants. Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance. Further, if you continue to present Adjusted EBITDA, please also include the full calculation of the leverage ratio. On a standalone basis without this full calculation, it is unclear how the presentation of Adjusted EBITDA provides investors with useful insight in to your ability to meet your financial covenants. Refer to Question 10 of the SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" for guidance. Please also confirm to us and revise your disclosure in future filings to clarify that the disclosed amount available under the revolving line of credit is the amount that would not result in a violation of your financial covenants.

9. You have presented a reconciliation of Adjusted EBITDA for fiscal year 2008 and also for the thirteen weeks ended September 27, 2008 and September 29, 2007. Please disclose why you have included both presentations. In this regard, it would appear only the measure that is used to calculate the financial covenant for the current period should be presented. Refer to Question 10 of the SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" for guidance.

10. Please revise your table of contractual obligations in future filings as follows:
   - To increase transparency of cash flows, please include variable interest payments in your table. In estimating your variable interest payments, you may use your judgment to determine whether or not to include estimates of future variable rate interest payments in the table or in a footnote to the table. Regardless of whether you decide to include variable rate estimated interest payments in the table or in a footnote, you should provide appropriate disclosure with respect to your assumptions.
   - To the extent that you are in the position of paying cash rather than receiving cash under your interest rate swaps, please disclose estimates of the amounts you will be obligated to pay.
   - To the extent you are required or planning to fund your pension plans in the future, present in this table funding contributions to your pension plans for at least the following year and, if known, for subsequent years. Include a footnote to the table that (1) discusses the basis for inclusion or exclusion of these obligations and (2) explicitly states the periods for which no amounts have been included in the table.

11. We note that accounts receivable and inventory represent 35% and 42%, respectively, of total current assets as of September 27, 2008. Based on the significance to total current assets, please include an analysis of days sales outstanding for your accounts receivable and inventory turnover rates for each period presented along with an explanation of any material variances. Such disclosure would provide investors with a better understanding of the collectibility of your accounts receivable and the realizability of your inventories. Refer to instruction 5 to Item 303(A) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

Critical Accounting Policies and Estimates, page 35

Goodwill and Other Indefinite Lived Intangible Assets, page 36

12. We note your disclosure that a 10% decline in the fair value of your reporting units could result in an impairment charge. We further note that goodwill is 31% of total assets as of September 27, 2008. In future filings, if the carrying value of your reporting units is not materially different from its estimated fair value, please revise your disclosure regarding your testing of goodwill for impairment to address each of the following points:
   - Disclose those reporting units with estimated fair values that are not materially different from the carrying value including the amount of goodwill for the reporting unit, the carrying value of the reporting unit and the estimated fair value of the reporting unit.

- For each reporting unit, disclose the material assumptions used (i.e., quantify the assumption) and provide a sensitivity analysis of those assumptions. For example, material assumptions for the discounted cash flow method typically include the discount rate, the revenue growth rates, the operating profit margins, and the terminal rate, at a minimum

  Refer to Section 501.14 of the Financial Reporting Codification for guidance.

13. In future filings, please revise your critical accounting policy discussion for your significant indefinite-lived intangible assets to disclose those indefinite lived intangible assets with estimated fair values that are not materially different from the carrying values to allow investors to understand the value of indefinite lived intangible assets that are at risk for impairment. For those assets, please also include the material assumptions used in your projected cash flow analysis and the sensitivity of those assumptions. Finally, discuss the factors considered in determining that your trade names have indefinite lives in accordance with paragraph 11 and Appendix A of SFAS 142. Refer to Section 501.14 of the Financial Reporting Codification for guidance.

Deferred Taxes and Effective Tax Rates, page 37

14. We note that you have recognized losses before income taxes for each of the three years ended September 27, 2008. We further note that you have continued to recognize a loss before income taxes for the three months ended December 27, 2008. In future filings, please provide investors with a better understanding of the possible sources of taxable income you are relying on to determine that your U.S. net operating loss carryforwards do not require a valuation allowance as of September 27, 2008. In this regard, paragraph 23 of SFAS 109 notes that it is difficult in determining a valuation allowance is not needed when there is negative evidence such as cumulative losses in recent years. For example, if you are relying on the reversal of your deferred tax liabilities, please disclose as such and confirm that the deferred tax liabilities will reverse in the same period, are for the same jurisdiction, and are of the same character as the temporary differences giving rise to the deferred tax assets.

Item 9A. Controls and Procedures, page 40

(a) Evaluation of disclosure controls and procedures, page 40

15. We note your statement that Rule 13a-15 requires you to evaluate the effectiveness of your disclosure controls and procedures within 90 days prior to the date of your report. Please revise your disclosure in future filings to clarify that Exchange Act Rule 13a-15(3) requires such evaluation as of the end of the period covered by your report.

Mr. Boots
Berry Plastics Corporation
February 26, 2009
Page 7

Management's Report on Internal Control over Financial Reporting, page 40

16. In future filings, please revise your report on internal control over financial reporting to disclose (a) the framework used to evaluate the effectiveness of your internal control over financial reporting and (b) management's conclusion of the effectiveness of your internal control over financial reporting. Refer to Item 308T(a)(2) and Item 308T(a)(3) of Regulation S-K for guidance.

2. Acquisitions and Dispositions, page F-16

17. We note your disclosure that the purchase price allocation for your acquisition of Captive Holdings, LLC is preliminary and subject to change. In future filings, please disclose the specific valuations you need to complete and the potential impact the results of these valuations may have on the purchase price allocation. Once the purchase price has been finalized, please disclose the nature and amounts of any material adjustments made to the preliminary purchase price allocation. Refer to paragraph 51.h. of SFAS 141 for guidance.

5. Lease and Other Commitments and Contingencies, page F-24

18. We note your disclosure that you have recognized a $14.2 million liability related to your asset retirement obligation for certain operating leases. Please revise your disclosures in future filings to clarify that your asset retirement obligations for your operating leases meet the definitions of minimum lease payments or contingent rentals and are accounted for in accordance with SFAS 13, if correct. Otherwise, please tell us what consideration you have given to providing the disclosures required by paragraph 22 of SFAS 143. Please confirm to us that none of your capital leases, owned property, and formerly owned property has material asset retirement obligations. In your response, please explain how you determined the asset retirement obligations, if any, are not material. Otherwise, please provide us with the disclosures you intend to include in future filings to address the disclosure requirements in paragraph 22 of SFAS 143.

13. Guarantor and Non-Guarantor Financial Information, page F-38

19. It is unclear whether you have properly applied the equity method of accounting for fiscal years 2008 and 2007 to reflect investments of the Parent Company in its Guarantor and Non-Guarantor Subsidiaries in accordance with Rule 3-10(i)(3) of Regulation S-X. In this regard, we note net loss for the Parent Company column does not agree to total consolidated net loss for each of those periods. Further, we note total equity for the Parent Company column does not agree to total consolidated

equity as of September 27, 2008 and September 29, 2007. We note the same potential discrepancies for the periods presented in your first quarter of fiscal year 2009 Form 10-Q. Please advise.

Form 10-Q for the Fiscal Quarter Ended December 27, 2008

8. Derivative Instruments, page 15

20. We note that during this quarter you entered into ten resin call options to hedge approximately 13.1 million pounds of resin from future resin price volatility. In future filings, please include an analysis of the impact these options have had on your cost of goods sold and/or gross profit. Please consider include disclosure of the current market prices for resin in comparison to your contracted price.

16. Contingencies, page 22

21. In future filings, please revise your disclosure to address the materiality of your legal proceedings to your liquidity in addition to your financial condition and results of operations. If there are any legal proceedings that are probable or reasonably possible of having a material impact to liquidity, please address the need for disclosure of those issues in accordance with paragraphs 9-10 of SFAS 5.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Liquidity and Capital Resources, page 25

22. We note your disclosure in footnote 15 and MD&A liquidity disclosures in your fiscal year 2008 Form 10-K regarding the decline in the value of the defined benefit pension plans due to the current economic environment. You note the result is an increase to your liability and potential funding obligations. However, you have not provided investors with a subsequent update in your first quarter of fiscal year 2009 Form 10-Q as to whether there has been any further deterioration in the fair value of your plan assets and the amount of potential funding obligations you may have as a result. In future filings, please ensure your disclosures address all known trends, events and uncertainties that materially impact your liquidity. Refer to Item 303(A)(1) and Item 303(B) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief